Vemanti Group, Inc.

7545 Irvine Center Dr., Suite 200

Irvine, CA 92618

March 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Madeleine Mateo

	Re:	Vemanti Group, Inc. Request for Withdrawal of Offering Statement on Form 1-A File No. 024-12274

Ladies and Gentlemen:

Pursuant to Rule 259 of Regulation A promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Vemanti Group, Inc., a Nevada corporation (the "Company"), respectfully requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Offering Statement on Form 1-A (File No. 024-12274), originally filed on June 6, 2023, as amended on each of July 11, 2023, August 1, 2023, September 14, 2023 and October 10, 2023. The Offering Statement relates to the public offering of the Company’s Common Stock.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined that it is not in the best interest of the Company to continue with this Offering Statement. The Company confirms that no shares of Common Stock were sold pursuant to the Offering Statement.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Vemanti Group, Inc., 7545 Irvine Center Drive, Suite 200, Irvine, CA 92618, email: tan.tran@vemanti.com, with a copy to the Company's counsel, Joe Laxague, Esq., c/o The Crone Law Group, P.C., 420 Lexington Avenue, Suite 2446, New York, NY 10170, email: jlaxague@cronelawgroup.com. If you have any questions regarding the foregoing application for withdrawal, please call Joe Laxague, Esq., at (702) 525-6012.

Very truly yours,

VEMANTI GROUP, INC.

By:	/s/ Tan Tran
Tan Tran
Chief Executive Officer